

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 12, 2008

Mr. E. Larry Ryder
Chief Financial Officer, Hooker Furniture Corporation
440 East Commonwealth Blvd
Martinsville, VA 24112

Re: **Hooker Furniture Corporation**
              Form 10-K for the fiscal year ended February 3, 2008
              File No. 0-25349

Dear Mr. Ryder:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732 or to the undersigned at (202) 551-3768.

                          Sincerely,

                          John Cash
                          Branch Chief